No Act

PE 12/22/2011

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANCE

12025376

Received SEC

JAN 31 2012

Washington, DC 20549

January 31, 2012

McDara P. Folan, III
Reynolds American Inc.
Folanm@rjrt.com

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 1-31-12

Re: Reynolds American Inc.
Incoming letter dated December 22, 2011

Dear Mr. Folan:

This is in response to your letter dated December 22, 2011 and a letter received January 17, 2012 concerning the shareholder proposal submitted to RAI by AFL-CIO Reserve Fund and Loretto Literary Benevolent Institution. We also have received letters from the proponents dated January 9, 2012 and January 23, 2012. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Ted Yu
Senior Special Counsel

Enclosure

cc: Robert E. McGarrah, Jr.
American Federation of Labor and Congress of Industrial Organizations
rmcgarra@aflcio.org

January 31, 2012

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Reynolds American Inc.
Incoming letter dated December 22, 2011

The proposal requests that the board implement and enforce a code of conduct based on certain ILO standards.

There appears to be some basis for your view that RAI may exclude the proposal under rule 14a-8(i)(12)(iii). In this regard, we note that proposals dealing with substantially the same subject matter were included in RAI's proxy materials for meetings held in 2011, 2010, 2009 and 2008 and that the 2011 proposal received 9.82 percent of the vote. Accordingly, we will not recommend enforcement action to the Commission if RAI omits the proposal from its proxy materials in reliance on rule 14a-8(i)(12)(iii).

Sincerely,

Joseph McCann
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

American Federation of Labor and Congress of Industrial Organizations

815 Sixteenth Street, N.W.
Washington, D.C. 20006
(202) 637-5000
www.aflcio.org

January 23, 2012

Via Electronic Mail: shareholderproposals@sec.gov

U.S. Securities and Exchange Commission
Office of the Chief Counsel
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re: Reynolds American, Inc.'s Request to Exclude Proposal Submitted by the AFL-CIO Reserve Fund and the Loretto Literary Benevolent Institution

Dear Sir/Madam:

This letter is submitted in response to the claim of Reynolds American, Inc. ("Reynolds" or the "Company"), by letter dated January 17, 2012, supplementing its December 22, 2011 letter to the Commission that it may exclude the shareholder proposal ("Proposal") of the AFL-CIO Reserve Fund and the Loretto Literary Benevolent Institution ("Proponents") from its 2012 proxy materials.

Reynolds' January 17, 2012 letter reiterates its claim that the Proposal is nothing more than a "substantially similar" proposal to those appearing on the Company's Proxy Statements in 2008, 2009, 2010 and 2011. The crux of Reynolds' argument appears to be that any proposal that deals with workers is "substantially similar." To make its argument, Reynolds conflates human rights—the subject of the proposals in its 2008-2011 Proxy Statements—with workers' rights—the subject of the 2012 Proposal.

According to the Encyclopedia Britannica, "human rights"

> are rights that belong to an individual or group of individuals as a consequence of being human. They refer to a wide continuum of values or capabilities thought to

enhance human agency and declared to be universal in character, in some sense equally claimed for all human beings.[1]

"Workers' rights," are solely a product of the employer-employee relationship. They are carefully defined in the 2012 Proposal by the International Labor Organization's ("ILO") Declaration on Fundamental Principles and Rights at Work and relevant ILO conventions:

* Employment shall be freely chosen. There shall be no use of forced labor, including bonded or voluntary prison labor (ILO Conventions 29 and 105);

* Workers are entitled to overtime pay when working more than 8 hours per day (ILO Convention 1);

* All workers have the right to form and join trade unions and to bargain collectively. (ILO Conventions 11, 87, 98, 110);

* Worker representatives shall not be the subject of discrimination and shall have access to all workplaces necessary to enable them to carry out their representation functions (ILO Convention 135).

There are three problems with Reynolds' attempt to conflate the subject of the prior proposals —human rights-- with workers' rights—the subject of the 2102 Proposal:

First, the Reynolds Proxy Statements from 2008-2011entitled each proposal as a **"Shareholder Proposal on Human Rights Protocols for the Company and its Suppliers"** (sic) The text of each of these proposals called upon Reynolds to adopt "human rights conventions," while Proponents call upon Reynolds to adopt a company-wide Code of Conduct based up the International Labor Office (ILO) Declaration and Conventions. These are distinctly different matters. To wit, the United Nations' Universal Declaration of Human Rights[2] is a separate and distinct document from ILO Declaration on Fundamental Principles and Rights at Work and the ILO conventions.[3]

---

[1] http://www.britannica.com/EBchecked/topic/275840/human-rights
[2] Available at http://www.un.org/en/documents/udhr/
[3] Available at http://www.ilo.org/declaration/thedeclaration/textdeclaration/lang--en/index.htm

Second, Reynolds now argues that a single reference to ILO Convention 155[4] that appeared in the supporting statement of the 2009, 2010 and 2011 proposals, means that each of these proposals is "substantially similar" to the Proposal submitted by the Proponents. They are not substantially similar because each of these proposals concentrated entirely on human rights, including Reynolds' own caption in its Proxy Statement in bold type ("human rights protocols") and in the resolve clause of each proposal, asked the Company to adopt human rights protocols. Moreover, the 2012 Proposal, which specifically refers to ILO Conventions 1,11, 29, 87, 98, 105, 110, and 135, as well as the International Labor Organization's ("ILO") Declaration on fundamental Principles and Rights at Work—all dealing with workers' pay and their rights to organize a labor union—does not even mention ILO Convention 155.

In the 2012 Proposal, Proponents directly address the risks to the Company from violations of workers' rights. Unlike the prior proposals, the 2012 Proposal cites the National Labor Relations Act and the Fair Labor Standards Act in its supporting statement. Moreover, the resolve clause of the Proposal asks the Company to adopt "a revised company-wide Code of Conduct, inclusive of suppliers and sub-contractors, based on the International Labor Organization's ("ILO") Declaration on fundamental Principles and Rights at Work and relevant ILO conventions that are each spelled out in detail in the resolve clause of the Proposal.

Third, even if the 2011 proposal were deemed to be "substantially similar" to the 2012 Proposal because, for the first time since the human rights proposals were introduced in 2008, its resolve clause included the words "workers' rights," as well as a passing reference to ILO Convention 155, the 2011 proposal received support from 9.82% of Reynolds' shareholders who voted on it. Consequently, pursuant to Rule 14a-8(i)(12), the 2011 proposal received a sufficient number of votes for the 2012 Proposal to qualify for the Reynolds Proxy Statement.

Reynolds' attempt to conflate the 2008-2011 proposals with Proponents' 2012 Proposal relies upon a misreading of *Abbott Laboratories* (January 27, 2010). Abbot received proposals that each dealt with the same subject of animal testing. The Proposal now before Reynolds – workers' rights – is distinctly different from the prior proposals at Reynolds which dealt with human rights. Reynolds' January 17, 2012

---

[4] ILO Convention 155: Occupational Safety and Health , available at http://www.ilo.org/ilolex/cgi-lex/convde.pl?C155

letter notes that the resolve clause of each of the proposals before Abbott was "different." The resolve clauses and the supporting statements of the proposals before Reynolds, however, deal with different issues altogether: human rights (2008-2011) and workers' rights (2012).

The Staff's decision in *The Goldman Sachs Group, Inc.* (February 7, 2011) is on point. Goldman's argued that Rule 14a-8(1)(12) entitled it to exclude a proposal seeking disclosure of information related to the risk to shareholders from Goldman's climate policies was substantially the same as a prior proposal seeking information about the impact of Goldman's operations on the environment. They were not substantially the same because, like the proposals before Reynolds they addressed different subjects.

Reynolds has failed to meet its burden of demonstrating that it is entitled to exclude the Proposal under Rule 14a-8(g). If you have any questions or need additional information, please do not hesitate to call me at 202-637-5335. I sent copies of this letter to Counsel for the Company and the Sisters of Loretto.

Sincerely,

Robert E. McGarrah, Jr.
Counsel, Office of Investment

REM/sdw
opeiu #2, afl-cio

cc: McDara P. Folan, III, Reynolds American Inc.

Reynolds American Inc.
401 North Main Street
Winston-Salem, NC 27101

January 17, 2011

VIA E-MAIL (shareholderproposals@sec.gov)

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C.

Re: *Shareholder Proposal Submitted by AFL-CIO Reserve Fund and Loretto Literary Benevolent Institution; Securities Exchange Act of 1934 – Rule 14a-8*

Ladies and Gentlemen:

On December 22, 2011, Reynolds American Inc. ("RAI" or the "Company") submitted a request (the "Initial Letter") for confirmation that the staff of the Division of Corporation Finance (the "Staff") would not recommend enforcement action if the Company omitted from its proxy statement and form of proxy for its 2012 annual meeting of shareholders (the "Proxy Materials") the proposal and supporting statements (the "2012 Proposal") submitted by the AFL-CIO Reserve Fund (primary filer) and the Loretto Literary Benevolent Institution (co-filer) (together, the "Proponents"). On January 9, 2012, the AFL-CIO Reserve Fund submitted a response letter asserting its view that the 2012 Proposal may not be omitted from the Proxy Materials (the "AFL-CIO Letter"). This letter is intended to address certain misleading statements and mischaracterizations raised by the AFL-CIO Letter and to reiterate the RAI no-action request.

In Securities Exchange Act Release No. 34-20091 (August 16, 1983) (the "1983 Release"), the SEC stated "that the interpretation of the new provision will continue to involve difficult subjective judgments, but anticipates that those judgments will be based upon a consideration of the *substantive concerns* raised by a proposal rather than the *specific language or actions proposed* to deal with those concerns" (emphasis added). In accord with the stated focus of the 1983 Release, the Staff has consistently concurred with the exclusion of proposals under Rule 14a-8(i)(12) when the proposal in question shares similar underlying social or policy issues with a prior proposal, even if the specific proposals recommended that the company take different actions.

The AFL-CIO Letter, in focusing on only specific limited language in each of the 2012 Proposal and prior proposals, mischaracterizes the substantive concerns of the prior proposals submitted and included in the Company's proxy materials in 2008, 2009, 2010 and 2011 (collectively, the "Prior Proposals"). A comprehensive read of the various proposals reveals that although the exact language differs, the substantive concerns of the 2012 Proposal and each of the Prior Proposals are substantially similar.

The AFL-CIO Letter attempts to distinguish the 2012 Proposal from the Prior Proposals by arguing that the 2012 Proposal relates only to the issue of workers' rights while the Prior Proposals relate to human rights. The AFL-CIO Letter inaccurately states that each of the Prior Proposals "focused exclusively on human rights, not worker rights" and that "none of the proposals contains a single reference to the ILO Conventions." In addition, the AFL-CIO Letter incorrectly represents that "only the 2011 proposal contains the words 'workers rights.'" In fact, as previously discussed in the Initial Letter, each of the Prior Proposals makes a number of references linking human rights to workers rights. Examples of such references are set forth below:

- <u>2011 and 2010 Proposal</u>:
  - "Corporations incur a reputational risk when their suppliers undermine **workers' basic human rights**, including the right to health (see the Universal Declaration of Human Rights [25], the Covenant on Economic, Social and Cultural Rights [Art. 12] and the **ILO Convention** [155])" (bold emphasis added).

- <u>2009 Proposal</u>:
  - "Corporations incur a reputational risk when their suppliers deny, undermine or don't ensure **workers' basic human rights**. The right to health is core in various international documents like the Universal Declaration of Human Rights (25), the Covenant on Economic, Social and Cultural Rights (Art. 12) and the **ILO Convention** (155)" (bold emphasis added).

While the AFL-CIO Letter asserts that "[w]orkers' rights, not human rights, are the subject of the [2012] Proposal," the 2012 Proposal directly links the workers' rights issue to human rights. The 2012 Proposal repeatedly references human rights in the context of addressing workers' rights. For example, it states that "we believe violations of **human rights** at Reynolds American's manufacturing facilities or in its supply chain can lead to negative publicity, public protests, and a loss of consumer confidence that can have a negative impact on shareholder value" (bold emphasis added). It also discusses that "other multi-national corporations have implemented enforceable and meaningful codes of conduct for their operations and supply chains based on **international human rights standards**" (bold emphasis added). The 2012 Proposal states that "enforceable human rights codes of conduct based on the ILO's Declaration on Fundamental Principles and Rights at Work and other conventions are essential if consumer and investor confidence in our company's commitment to human rights is to be maintained."

To the extent the AFL-CIO Letter is attempting to restrict the analysis to the specific language of the "Resolved" clauses in the 2012 Proposal and the Prior Proposals, it misunderstands the Staff's specified focus defined in the 1983 Release. In considering whether proposals deal with substantially the same subject matter, the Staff has consistently focused on the "substantive concerns" – including the underlying social or policy issues – raised by the proposals, rather than the specific language or action proposed to be taken. As discussed above, the intention of the 2012 Proposal and the Prior Proposals is substantially similar: to request that the Company ensure workers' human rights both in its own operations and those of its suppliers.

The AFL-CIO Letter glosses over precedent that is clearly on point in the Initial Letter. In *Abbott Laboratories* (January 27, 2010), the proposed actions and the language used in the "Resolved" statements included in the proposals submitted to Abbott Laboratories were different, however, the Staff concurred that the proposals were substantially similar. Similar to the *Abbott Laboratories* proposals, the proposed actions and language of the "Resolved" clauses in the 2012 Proposal and the Prior Proposals are different. However, just as in the *Abbott Laboratories* proposals, the 2012 Proposal and Prior Proposals, each taken as a whole, address the same substantive concerns: addressing issues of workers' human rights through creating or implementing internationally recognized policies.

Conversely, the *Goldman Sachs* no-action letter cited by the AFL-CIO Letter may be differentiated from the RAI no-action request. In *Goldman Sachs* (February 7, 2011), the proposals at issue dealt with entirely different concepts: (i) business risks related to the political uncertainty regarding climate change versus (ii) operations and projects related to environmental sustainability. The 2011 proposal submitted to Goldman Sachs related to disclosure of business risk related to political, legislative, regulatory and scientific developments regarding climate change. It was specifically driven by the potential business risks caused by the political uncertainty regarding climate change science and the SEC interpretive guidance on disclosure requirements regarding developments relating to climate change. The 2008 proposal, on the other hand, requested a sustainability report addressing Goldman's operating definition of sustainability, a review of Goldman's policies, practices and projects related to social, environmental and economic sustainability, and a summary of long-term plans to integrate sustainability objectives. The supporting statement for the 2008 proposal also differs from the 2011 proposal in its focus on Goldman Sachs's actions with respect to its stated environmental policy. Unlike the 2008 proposal, the 2011 proposal was solely focused on how political uncertainty with respect to climate change would impact the business risk for Goldman Sachs, not on Goldman Sachs's actions with respect to the environment or sustainability policies.

For the foregoing reasons and the reasons set forth in our original letter, the Company again respectfully requests your confirmation that the Staff concur that it will take no action if the Company excludes the 2012 Proposal from the Proxy Materials pursuant to Rule 14a-8(i)(12)(iii). As previously noted in the Initial Letter, a response before February 15, 2012 would be greatly appreciated so that the Company can meet its printing and mailing schedule for its 2012 annual meeting of shareholders.

If you have any questions or require additional information concerning this matter, please contact the undersigned at (336) 741-5162; via fax to (336) 728-4495; or via e-mail to folanm@rjrt.com.

Very truly yours,

REYNOLDS AMERICAN INC.

By: ____________________

McDara P. Folan, III
Senior Vice President, Deputy General Counsel and Secretary

cc: <u>Via E-mail and Overnight Courier</u>:

AFL-CIO Reserve Fund
c/o Vineeta Anand
815 Sixteenth Street, N.W.
Washington, D.C. 20006
vanand@aflcio.org
rmcgarra@aflcio.org

Loretto Literary and Benevolent Institution
c/o Mary Swain, Treasurer
515 Nerinx Road
Nerinx, KY 40049-9999
maryswain@lorettocommunity.org

American Federation of Labor and Congress of Industrial Organizations

815 Sixteenth Street, N.W.
Washington, D.C. 20006
(202) 637-5000
www.aflcio.org

January 9, 2012

Via Electronic Mail: shareholderproposals@sec.gov

U.S. Securities and Exchange Commission
Office of the Chief Counsel
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re: Reynolds American, Inc.'s Request to Exclude Proposal Submitted by the AFL-CIO Reserve Fund and the Loretto Literary Benevolent Institution

Dear Sir/Madam:

This letter is submitted in response to the claim of Reynolds American, Inc. ("Reynolds" or the "Company"), by letter dated December 22, 2011, that it may exclude the shareholder proposal ("Proposal") of the AFL-CIO Reserve Fund and the Loretto Literary Benevolent Institution ("Proponents") from its 2012 proxy materials.

I. Introduction

Proponents' shareholder proposal urges:

"the Board of Directors to adopt, implement, and enforce a revised company-wide Code of Conduct, inclusive of suppliers and sub-contractors, based on the International Labor Organization's ("ILO") Declaration on Fundamental Principles and Rights at Work and the following other relevant ILO conventions:

- Employment shall be freely chosen. There shall be no use of forced labor, including bonded or voluntary prison labor (ILO Conventions 29 and 105);
- Workers are entitled to overtime pay when working more than 8 hours per day (ILO Convention 1);

- All workers have the right to form and join trade unions and to bargain collectively (ILO Conventions 11, 87, 98, 110);
- Worker representatives shall not be the subject of discrimination and shall have access to all workplaces necessary to enable them to carry out their representation functions (ILO Convention 135).

The Board should also prepare a report at reasonable cost to shareholders and the public concerning the implementation and enforcement of this policy."

Reynolds argues that the Proposal is excludable "under Rule 14a-8(i)(12)(iii) because it deals with substantially the same subject matter as four previously submitted shareholder proposals, and the most recently submitted of those proposals did not receive the support necessary for resubmission."

Reynolds has failed to meet its burden under Rule 14a-8(g). In fact, neither prior Commission decisions, nor the previously submitted proposals cited by Reynolds, justify excluding this Proposal. To the contrary, the Commission has decided against exclusion in similar circumstances, and the Proposal, which asks Reynolds to adopt, implement and enforce a revised company-wide Code of Conduct based on the International Labor Organization's ("ILO") Declaration on Fundamental Principles and Rights at Work and specific ILO conventions, is not substantially the same as the previously submitted proposals that merely asked Reynolds to "commit itself to create effective procedures to implement protocols ensuring basic worker rights."

II. Unlike the prior shareholder proposals that dealt with "human rights," the substantive matter addressed by the Proposal is a revision of the Reynolds' Code of Conduct to include workers' rights.

The Proposal at issue asks the Reynolds Board of Directors "to adopt, implement and enforce a revised company-wide Code of Conduct, inclusive of suppliers and subcontractors, based upon the International Labor Organization's ("ILO") Declaration on fundamental Principles and Rights at Work and [specific ILO Conventions]." The substance of the Proposal – workers' rights – applies to Reynolds' own employees as a manufacturer as well as to the Company's suppliers and subcontractors.

A review of each of the prior proposals, however, demonstrates that they focused exclusively on human rights, not workers' rights. Indeed, Reynolds' Proxy Statements for 2008, 2009, 2010 and 2011 described each of the proposals with a caption "Human Rights Protocols." None of the "Resolved" clauses of the prior proposals asks for revisions to the Reynolds' Code of Conduct. Each deals exclusively with the subject of human rights, not worker rights. Only the 2011 proposal contains the words "worker rights." None of the proposals contains a single reference to the ILO Conventions.

Reynolds Shareholder Proposals on Human Rights Protocols (2008-2011)

2008	2009	2010	2011
"create procedures… for …implementation of… human rights conventions"	"create procedures to implement… human rights conventions"	"create effective procedures to implement…human rights conventions"	"create effective procedures to implement protocols ensuring basic worker rights"

Each prior proposal described human rights and referenced "internationally agreed-upon human rights conventions." The most well-known and established of those conventions is the United Nations' Universal Declaration of Human Rights.[1] The Universal Declaration of Human Rights covers all of the basic individual human rights of freedom, equality and basic civil and criminal rights, including due process of law. The important point here, of course, is that the Universal declaration of Human Rights does not deal with the rights of workers. The words "workers," "labor," or "collective bargaining" do not appear in the Universal Declaration of Human Rights.

In fact, workers' rights are spelled out in another widely recognized document, the ILO Declaration on Fundamental Principles and Rights at Work and the ILO conventions.[2] Until now, Reynolds shareholders have never been asked to approve a proposal on Reynolds Code of Conduct, with specific reference to the ILO declaration and conventions. Workers' rights, not human rights, are the subject of the Proposal now before Reynolds. Reynolds attempts to merge these two distinct subjects into one. But they are clearly not the same.

Reynolds cites *Abbott Laboratories* (January 27, 2010), in which the proposals before Abbott each dealt with the same subject of animal testing. But the Proposal now before Reynolds – workers' rights – is distinctly different from the prior proposals which dealt with human rights. More to the point is *The Goldman Sachs Group, Inc.* (February 7, 2011), which rejected Goldman's Rule 14a-8(1)(12) claim that a proposal seeking disclosure of information related to the risk to shareholders from Goldman's climate policies was substantially the same as a prior proposal seeking information about the impact of Goldman's operations on the environment.

[1] Available at http://www.un.org/en/documents/udhr/
[2] Available at http://www.ilo.org/declaration/thedeclaration/textdeclaration/lang--en/index.htm

III. Even if the 2011 proposal is deemed to be on substantially the same subject as the Proposal because it contained the words "worker rights" for the first time, the 9.82% vote to approve the 2011 proposal qualifies the Proposal for a second vote according to Rule 14a-8(i)(12).

Rule 14a-8(i)(12)'s threshold approval levels are, respectively 3%, 6% or 10%, depending on how frequently proposed during the previous five calendar years. If the 2011 proposal is deemed to be on "substantially the same subject" as the instant Proposal because it included the term "worker rights" unlike the 2008, 2009, and 2010 proposals, then the 2011 proposal will have reached the proper threshold for resubmission, having received 9.82% support from shareholders voting on the proposal.

IV. Conclusion

Reynolds has failed to meet its burden of demonstrating that it is entitled to exclude the Proposal under Rule 14a-8(g). If you have any questions or need additional information, please do not hesitate to call me at 202-637-5335. I sent copies of this letter to Counsel for the Company and the Sisters of Loretto.

Sincerely,

Robert E. McGarrah, Jr.
Counsel, Office of Invest

REM/sdw
opeiu #2, afl-cio

cc: McDara P. Folan, III, Reynolds American Inc.

Reynolds American Inc.
401 North Main Street
Winston-Salem, NC 27101

December 22, 2011

VIA E-MAIL

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: *Shareholder Proposal Submitted by AFL-CIO Reserve Fund and Loretto Literary Benevolent Institution; Securities Exchange Act of 1934 – Rule 14a-8*

Ladies and Gentlemen:

Reynolds American Inc. ("RAI" or the "Company") intends to omit from its proxy statement and form of proxy for its 2012 annual meeting of shareholders (the "Proxy Materials"), the proposal and supporting statements (the "2012 Proposal") submitted to the Company by the AFL-CIO Reserve Fund (primary filer) and the Loretto Literary Benevolent Institution (co-filer) (together, the "Proponents").

Pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), we have filed this letter with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before it intends to file its definitive Proxy Materials with the Commission. Also in accordance with Rule 14a-8(j), the Company has concurrently sent copies of this letter (including all attachments thereto) to the Proponents. In accordance with Rule 14a-8(j) and Staff Legal Bulletin No. 14D (November 7, 2008) ("SLB 14D"), the Company has submitted this letter together with the 2012 Proposal to the Staff of the Commission's Division of Corporation Finance (the "Staff") via e-mail at shareholderproposals@sec.gov in lieu of mailing paper copies.

Pursuant to Rule 14a-8(k) under the Exchange Act, a shareholder proponent is required to send copies of any correspondence that he or she elects to submit to the Commission or the Staff to the company to which the proponent submitted the proposal. As such, this letter serves to inform the Proponents that if they elect to submit any correspondence relating to the 2012 Proposal to the Commission, a copy of such correspondence should be concurrently furnished to the undersigned.

The Company respectfully requests that the Staff confirm that it will not recommend any enforcement action to the Commission if the Company omits the 2012 Proposal from its Proxy Materials. The basis for this request is set forth below.

I. Summary of the 2012 Proposal

The 2012 Proposal requests that the Company implement and report on its implementation of, a company-wide code of conduct applicable to suppliers and sub-contractors based on the International Labor Organization's ("ILO") Declaration on Fundamental Principles and Rights at Work. A copy of the 2012 Proposal, together with the supporting statement, is attached hereto as Exhibit A.

II. Basis for Exclusion of the 2012 Proposal

The Company respectfully requests that the Staff concur in its view that the 2012 Proposal is excludable from the Proxy Materials pursuant to Rule 14a-8(i)(12)(iii) because the 2012 Proposal deals with substantially the same subject matter as four previously submitted shareholder proposals that were included in the Company's 2008, 2009, 2010 and 2011 proxy materials where the most recently submitted of those proposals received less than 10% of the vote.

III. Analysis

The 2012 Proposal may be excluded under Rule 14a-8(i)(12)(iii) because it deals with substantially the same subject matter as four previously submitted proposals, and the most recently submitted of those proposals did not receive the support necessary for resubmission.

Rule 14a-8(i)(12)(iii) permits the exclusion of a shareholder proposal that deals with "substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's materials within the preceding 5 calendar years" where the proposal received "less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years."

A. Precedent Regarding Exclusion under Rule 14a-8(i)(12).

In implementing Rule 14a-8(i)(12), the Commission has not required that the proposals be the same, only that they deal with "substantially the same subject matter." In its Exchange Act Release No. 20091 (August 16, 1983) (the "1983 Release"), the Commission explained that its interpretation of Rule 14a-8(i)(12) would "be based upon a consideration of the substantive concerns raised by a proposal rather than the specific language or actions proposed to deal with those concerns."

The Staff has consistently confirmed that Rule 14a-8(i)(12) does not require that the proposals or their subject matter be identical for a company to exclude the most recently submitted proposal. The Staff has repeatedly focused on the "substantive concerns" raised by the proposals, rather than the specific language or requested action to be taken. The Staff has concurred with the exclusion of proposals under Rule 14a-8(i)(12) when the proposal in question shares similar underlying social or policy issues with a prior proposal, even if the proposals recommended that the company take different actions.

For example, in *Abbott Laboratories* (January 27, 2010), the Staff concurred with the exclusion of a shareholder proposal requesting that the company include information in its annual Global Citizenship Report regarding the company's use of animals in research and its efforts in the preceding year and future goals toward reducing animal use. The Staff agreed that the proposal addressed substantially the same subject matter as previous proposals in 2009 and 2005. The proposal submitted to Abbott in 2009 requested a report addressing animal use in all of Abbott's research, development and testing, and a written plan with a reasonable timeframe for replacing, reducing and refining the use of animals. The proposal submitted to Abbott in 2005 requested that Abbott commit to using only non-animal methods for assessing, among other things, skin corrosion, irritation, and absorption, and confirm that committing to replacing animal-based tests with non-animal methods would be in the company's best interests. Although the specific language and requested actions of the company differed in these proposals, the Staff concurred that each of these proposals were substantially similar for purposes of Rule 14a-8(i)(12) since the substantive concern of the proposals was animal-based testing.

Similarly, in *The Procter & Gamble Company* (July 31, 2009), the Staff agreed that the company could exclude a proposal requesting a report by the company's board of directors on the feasibility of ending animal testing in laboratories within five years and adopting in-home studies as alternative testing methods. The Staff concurred that the proposal dealt with subject matter substantially similar to that included in previously submitted proposals, including a proposal that requested the company's board report on compliance with the company's animal testing policy, including limits on laboratory methods and the use of alternative, non-animal methods when possible, and a proposal requesting that the company's board implement rules and regulations for animal welfare, including ending laboratory testing and relying on in-home tests and other methods, and report on the company's success in achieving animal welfare standards. The Staff concurred, that in spite of the differences in language and requests, the proposals each addressed substantially the same subject matter since they shared the same substantive concern.

In *The Dow Chemical Company* (March 5, 2009), the Staff concurred with the exclusion of a proposal asking that Dow provide a report regarding its expenditures on attorney's fees, expert fees, lobbying and public relations and media expenses relating to the health and environmental consequences of 2,4-D. The Staff concurred that this proposal addressed substantially the same subject matter as previous proposals that asked the company to provide a report on the extent to which its products caused or exacerbated asthma and report on the initiatives to phase out or restrict materials (including 2,4-D) linked with such health effects. Despite the differences in the language and requested action in the proposals, the Staff concurred that they addressed the same substantive concern – the alleged health implications of the company's pesticide products and initiatives to phase out such products. *See also Tyson Foods* (October 22, 2010) (proposal requesting that the company issue a report detailing the company's progress moving away from purchasing pigs bred using "gestation crates" was excludable as substantially similar to a previous proposal requesting the company to phase out the "inhumane and outdated" use of gestation crates in its supply chain); and *Bank of America Corporation* (November 26, 2008) (proposal requesting the company to provide a semi-annual report disclosing the company's political contributions and policies and procedures for contributions and expenditures excludable as dealing with substantially the same subject matter as a prior proposal that requested the company publish in newspapers a detailed statement of political contributions made by the company).

B. The 2012 Proposal Deals with Substantially the Same Subject Matter as Four Previously Submitted Proposals

As discussed above, a company may exclude a shareholder proposal from its proxy materials pursuant to Rule 14a-8(i)(12) if such proposal "deals with substantially the same subject matter" as other proposals that the company "previously included in [its] proxy materials within the preceding 5 calendar years." As explained by the Commission in the 1983 Release and confirmed in the previously cited precedent, an analysis under the rule involves an evaluation of the "substantive concerns" raised by the proposals. The Company here has received, and included in its proxy materials, in each of the past four years proposals addressing substantially the same substantive concerns as the 2012 Proposal – namely implementing a human rights code applicable to RAI and its suppliers.

The 2012 Proposal alleges that violations of human rights at RAI's manufacturing facilities or in its supply chain can result in a "loss of consumer confidence that can have a negative impact on shareholder value." It alleges that the U.S. agricultural industry has seen "several cases of modern-day slavery" and highlights that U.S. agricultural workers face "many abuses" and such workers "are excluded from many labor laws that apply to other U.S. workers." The 2012 Proposal further claims that "other multi-national corporations have implemented enforceable and meaningful codes of conduct for their operations and supply chains based on international human rights standards, such as the International Labor Organization's ('ILO') standards" and emphasizes that "enforceable human rights codes of conduct based on the ILO's Declaration on Fundamental Principles and Rights at Work and other conventions are essential if consumer and investor confidence in our company's commitment to human rights is to be maintained." The 2012 Proposal requests that RAI enforce, and report on its implementation of, a code of conduct, "inclusive of suppliers and sub-contractors, based on the [ILO's] Declaration of Fundamental Principles and Rights at Work" and other conventions.

In 2011, the Company received a human rights proposal (the "2011 Proposal"), attached hereto as Exhibit B, dealing with the same substantive concerns, differing only in the language. Similar to the 2012 Proposal, the 2011 Proposal emphasizes that corporations "incur reputational risk" when a company's suppliers "undermine workers' basic human rights." It also highlights that basic worker rights are violated "when farm workers are denied their right to organize" and alleges instances of children "being forced into slave-like situations." In emphasizing the need for implementing workers' basic human rights, the 2011 Proposal cites, among other things, the ILO convention. The 2011 Proposal requests that the Company "commit itself to create effective procedures to implement protocols ensuring basic worker rights consistent with internationally agreed-upon human rights conventions in the countries which supply its tobacco and to find ways to ensure, through truly independent monitoring, that its varied suppliers are enforcing these protocols as well as all other pertinent laws of the nations in which its suppliers operate."

In 2010, 2009 and 2008, the Company received proposals (together with the 2011 Proposal, the "Prior Proposals") virtually identical to the 2011 Proposal, exhibiting only slight variations in the language. Each proposal emphasizes that companies face a reputational risk when their suppliers undermine workers' basic human rights, and requests that the Company implement human rights standards and ensure that its suppliers comply with those standards. The 2010, 2009 and 2008 proposals are attached hereto as Exhibit C, Exhibit D and Exhibit E, respectively.

Although the exact language and requested action of the 2012 Proposal and the Prior Proposals differ, the focus and substantive concerns of all of the proposals relate to the Company's implementation and enforcement of human rights standards and enforcement, and the application of such standards to the suppliers of the Company and its operating companies. While the Prior Proposals do not specifically request that the Company implement a code of conduct based on the ILO's Declaration on Fundamental Principles and Rights at Work as in the 2012 Proposal, the Prior Proposals request that the Company implement "internationally agreed-upon human rights conventions" and emphasize the importance of basic human rights for workers, citing the ILO Convention. Moreover, although some of the introductory clauses in the Prior Proposals discuss the health of workers, which was not specifically addressed in the 2012 Proposal, the overall substantive concerns of the Prior Proposals are the same as those addressed in the 2012 Proposal – that the Company enact human rights protocols that apply to the suppliers of the Company and its operating companies.

The proponents of each of the 2012 Proposal and the Prior Proposals highlight similar concerns regarding human rights standards in the supply chain of the Company and its operating companies or among such suppliers in their introductory clauses and supporting statements. All of the proposals refer to the "negative publicity" or "reputational risk" associated with alleged violations of human rights by companies' suppliers. Similar to the introductory statements of the 2012 Proposal, which highlight the Company's requirement that suppliers comply with law but seeks more expansive human rights standards, the introductory statements of the 2011 Proposal and the 2010 Proposal also discuss the suppliers' compliance with human rights protocols, alleging that the Company's "suppliers continue to hire undocumented workers" despite the Company's hiring of independent monitors to ensure compliance with human rights standards. The 2009 Proposal and the 2008 Proposal also address this issue in their supporting statements: the 2009 Proposal discusses the sufficiency of the suppliers' reports regarding compliance with codes covering farm workers' basic rights, and the 2008 Proposal addresses the creation of a "basic human rights" protocol to be used in the Company's contracts with all of its suppliers. Thus, as in the previously discussed precedent and based on the Staff's repeated confirmation that the analysis for exclusion focuses on the "substantive concerns" raised by the proposals rather than the specific language or requested action to be taken, the 2012 Proposal addresses substantially the same subject matter as the Prior Proposals – human rights concerns in the supply chain of the Company and its operating companies.

C. The Most Recently Submitted of These Proposals Did Not Receive the Support Necessary for Resubmission

The 2012 Proposal addresses substantially the same subject matter as the 2011 Proposal, which received less than 10% of the vote at the Company's 2011 annual meeting of shareholders. To calculate the shareholder vote, the Staff has clarified, in Staff Legal Bulletin No. 14, Question F.4 (July 13, 2001) ("SLB 14"), that the calculation of the shareholder vote for purposes of Rule 14a-8(i)(12) is based upon only votes cast for or against a proposal; abstentions and broker non-votes are not included. The Staff has also confirmed that the threshold does not permit "rounding up." *See The Coca-Cola Company* (December 29, 2010) (the Staff specifically noted, in its concurrence that the proposal could be excluded under 14a-8(i)(12)(iii), that the most recent of the previously submitted proposals received 9.90% of the vote).

As reported in the Company's Current Report on Form 8-K filed with the Commission on May 10, 2011, and attached hereto as Exhibit F, there were 39,359,637 votes cast "for" and 361,299,871 votes cast "against" the 2011 Proposal. Calculating the votes in accordance with the guidelines established by SLB 14, only 9.82% of the votes were cast in favor of the 2011 Proposal, falling below the 10% threshold required by the rule. Consequently, the 2012 Proposal is excludable under Rule 14a-8(i)(12)(iii).

IV. Conclusion

Based on the foregoing analysis, the Company respectfully requests that the Staff concur that it will take no action if the Company excludes the 2012 Proposal from the Proxy Materials pursuant to Rule 14a-8(i)(12)(iii). We would appreciate a response from the Staff with respect to this request as soon as practicable, but in all events before February 15, 2012, so that the Company can meet its printing and mailing schedule for its 2012 annual meeting of shareholders. In addition, the Company agrees to promptly forward to the Proponents a copy of any response from the Staff to this no-action request that the Staff transmits by facsimile or e-mail to the Company only.

If you have any questions or require additional information concerning this matter, please contact the undersigned at (336) 741-5162; via fax to (336) 728-4495; or via e-mail to folanm@rjrt.com.

Very truly yours,

REYNOLDS AMERICAN INC.

By: ______________________
McDara P. Folan, III
Senior Vice President, Deputy General Counsel
and Secretary

Attachments

cc (w/att): Via E-mail and Overnight Courier:
AFL-CIO Reserve Fund
c/o Vineeta Anand
815 Sixteenth Street, N.W.
Washington, D.C. 20006
vanand@aflcio.org
rmcgarra@aflcio.org

Loretto Literary and Benevolent Institution
c/o Mary Swain, Treasurer
515 Nerinx Road
Nerinx, KY 40049-9999
maryswain@lorettocommunity.org

Exhibit A

The 2012 Proposal

See Attached.

Whereas, Reynolds American purchases significant amounts of tobacco for its cigarettes and other tobacco products and is the second largest manufacturer of such products in the United States, and

Whereas, the United States Department of Justice has successfully prosecuted several cases of modern-day slavery in the U.S. agricultural industry since 1996, involving over 1,000 workers, (see, for example, *US v. Ramos*; *US v. Lee*; *US v. Flores*; *US v. Cuello*; *US v. Tecum*) and there is increasing public awareness and media coverage of the abuses that many agricultural workers face, and

Whereas, we believe violations of human rights at Reynolds American's manufacturing facilities or in its supply chain can lead to negative publicity, public protests, and a loss of consumer confidence that can have a negative impact on shareholder value (see, for example, Oxfam America, "A State of Fear: Human Rights Abuses in North Carolina's Tobacco Industry," September 18, 2001, available athttp://www.oxfamamerica.org/publications/a-state-of-fear-human-rights-abuses-in-north-carolinas-tobacco-industry/?searchterm=A%20State%20of%20Fear), and

Whereas, Reynolds American's current Code of Conduct for suppliers is based heavily on compliance with the law ("Reynolds American: Supporting Our Suppliers," http://www.reynoldsamerican.com/supplier.cfm?plank=supplier1) and U.S. agricultural workers are excluded from many labor laws that apply to other U.S. workers (for example, National Labor Relations Act of 1935, *29 U.S.C. § 151* at seq.; portions of the Fair Labor Standards Act of 1938, *29 U.S.C. § 201,* 213), and

Whereas, other multi-national corporations have implemented enforceable and meaningful codes of conduct for their operations and supply chains based on international human rights standards, such as the International Labor Organization's ("ILO") standards, and

Whereas, in our opinion as shareholders, enforceable human rights codes of conduct based on the ILO's Declaration on Fundamental Principles and Rights at Work and other conventions are essential if consumer and investor confidence in our company's commitment to human rights is to be maintained,

Therefore, be it resolved that the shareholders urge the Board of Directors to adopt, implement, and enforce a revised company-wide Code of Conduct, inclusive of suppliers and sub-contractors, based on the International Labor Organization's ("ILO") Declaration on fundamental Principles and Rights at Work and the following other relevant ILO conventions:

* Employment shall be freely chosen. There shall be no use of forced labor, including bonded or voluntary prison labor (ILO Conventions 29 and 105);

* Workers are entitled to overtime pay when working more than 8 hours per day (ILO Convention 1);

* All workers have the right to form and join trade unions and to bargain collectively. (ILO Conventions 11, 87, 98, 110);

* Worker representatives shall not be the subject of discrimination and shall have access to all workplaces necessary to enable them to carry out their representation functions (ILO Convention 135).

The Board of Directors should also prepare a report at reasonable cost to shareholders and the public concerning the implementation and enforcement of this policy.

<u>**Exhibit B**</u>

The 2011 Proposal

See Attached.

"REYNOLDS AMERICAN INC
Create Human Rights Protocols for the Company and Its Suppliers

"Whereas, corporations have a responsibility to ensure their total 'supply chain' is uncorrupted by practices denying basic human rights for workers, especially corporations with global sourcing like ours.

"Corporations incur a reputational risk when their suppliers undermine workers' basic human rights, including the right to health (see the Universal Declaration of Human Rights [25], the Covenant on Economic, Social and Cultural Rights [Art. 12] and the ILO Convention [155]).

"In the USA., while RAI doesn't directly hire farm workers, it contracts with suppliers who do. When farm workers are denied their right to organize, basic worker rights are violated. This abuse is aggravated when they are undocumented.

"In the USA, 'many farm workers believe they will be fired and lose their income if they get sick or work too slowly. Green tobacco sickness is an environmental justice issue, part of the growing concern that poor, minority and medically underserved populations bear a disproportionate share of environmental and occupational health risks' (Sara A. Quandt, Ph.D., *Science Daily*, 02.24.00).

"A key problem of tobacco harvesters for RAI is acute nicotine poisoning, Green Tobacco Sickness (GTS). This occurs when the skin absorbs nicotine from touching tobacco plants. GTS threatens 33 million+ tobacco farm workers globally (WHO, 1999 World Bank).

"Malawi is a key leaf supplier for RAI products. Besides being highly susceptible to forms of GTS, countless children are being forced into slave-like situations to provide leaf for RAI products.

"Despite RAI's statement it has hired 'independent' monitors to ensure it is not violating U.S. laws and human rights, its U.S. suppliers continue to hire undocumented workers. In places like Malawi, forced child labor persists to the degree that the U.S. Department of Labor lists Malawi's tobacco production as particularly egregious.

"RESOLVED shareholders request Reynolds American Tobacco Inc Board of Directors to commit itself to create effective procedures to implement protocols ensuring basic worker rights consistent with internationally agreed-upon human rights conventions in the countries which supply its tobacco and to find ways to ensure, through truly independent monitoring, that its varied suppliers are enforcing these protocols as well as all other pertinent laws of the nations in which its suppliers operate."

The proponents have submitted the following statement in support of this proposal:

"This resolution's sponsors believe RAI cannot dismiss the above problems by saying its suppliers '*report*' they comply with codes covering farm workers' basic rights and that no forced child labor takes place in tobacco fields supplying RAI product. Continual data shows such problems are not being redressed either here nor abroad. There must be truly independent verification of the kind that has not yet been effective for RAI. Because farm workers continue to make this Company healthy; it has the obligation *to ensure their health.*

"Support for this proposal will help ensure our profits and dividends are not being realized by exploiting 'the least' of our brothers and sisters. Please support it so 'good news' may come to those who are poor for whom we bear responsibility as shareholders."

Exhibit C

The 2010 Proposal

See Attached.

"Create Human Rights Protocols for the Company and Its Suppliers

"Whereas, corporations have a responsibility to ensure their total 'supply chain' is uncorrupted by practices denying basic human rights for workers, especially corporations with global sourcing like ours.

"Corporations incur a reputational risk when their suppliers undermine workers' basic human rights, including the right to health (see the Universal Declaration of Human Rights [25], the Covenant on Economic, Social and Cultural Rights [Art. 12] and the ILO Convention [155]).

"In the USA., while RAI doesn't directly hire farm workers, it contracts with suppliers who do. When their farm workers are unorganized, basic worker rights can be easily violated. This abuse is aggravated when they are undocumented.

"In the USA, 'many farm workers believe they will be fired and lose their income if they get sick or work too slowly. Green tobacco sickness is an environmental justice issue, part of the growing concern that poor, minority and medically underserved populations bear a disproportionate share of environmental and occupational health risks' (Sara A. Quandt, Ph.D., *Science Daily*, 02.24.00).

"A key problem of tobacco harvesters for RAI is acute nicotine poisoning, Green Tobacco Sickness (GTS). This occurs when the skin absorbs nicotine from touching tobacco plants, GTS threatens 33 million+ tobacco farm workers globally (WHO, 1999 World Bank).

"Malawi is a key leaf supplier for RAI products. Besides being highly susceptible to forms of GTS, countless children are being forced into slave-like situations to provide leaf for RAI products.

"Despite RAI's statement it has hired 'independent' monitors to ensure it is not violating U.S. laws and human rights, its U.S. suppliers continue to hire undocumented workers. In places like Malawi, forced child labor persists to the degree that the U.S. Department of Labor lists Malawi's tobacco production as particularly egregious.

"**RESOLVED** shareholders request Reynolds American Tobacco Inc Board of Directors to commit itself to create effective procedures to implement the internationally agreed-upon core human rights conventions in the countries from which it gets its tobacco and to find ways to ensure, through truly independent monitoring, that its varied suppliers are enforcing these as well as pertinent laws of the nations in which its suppliers operate."

The proponents have submitted the following statement in support of this proposal:

"This resolution's sponsors believe RAI cannot dismiss the above problems by saying its suppliers '*report*' they comply with codes covering farm workers' basic rights and that no forced child labor takes place in tobacco fields supplying RAI product. Continual data shows such problems are not being redressed either here or abroad. There must be truly independent verification of the kind that has not yet been effective for RAI. Because farm workers continue to make this Company healthy; it has the obligation *to ensure their health.*

"Support for this proposal will help ensure our profits and dividends are not being realized by exploiting 'the least' of our brothers and sisters. Please support it so 'good news' may come to those who are poor for whom we bear responsibility as shareholders."

<u>Exhibit D</u>

The 2009 Proposal

See Attached.

"Create Human Rights Protocols for the Company and Its Suppliers

"Whereas, corporations have a responsibility to ensure their total 'supply chain' is uncorrupted by practices that deny basic human rights for workers, especially corporations with global sourcing like ours.

"Corporations incur a reputational risk when their suppliers deny, undermine or don't ensure workers' basic human rights. The right to health is core in various international documents like the Universal Declaration of Human Rights (25), the Covenant on Economic, Social and Cultural Rights (Art. 12) and the ILO Convention (155).

"While RAI doesn't directly hire farm workers, it contracts with suppliers who do. When their farm workers are not organized, basic worker rights are easily violated. This abuse is aggravated when they are undocumented, as often happens in the U.S.A.

"A key problem of workers harvesting tobacco for RAI, in the U.S.A. or abroad, is acute nicotine poisoning, Green Tobacco Sickness (GTS). This 'hazard' occurs when the skin absorbs nicotine from touching tobacco plants (McKnight, Spiller: *Public Health Rep.* 2005; 120.6). GTS threatens 33 million + tobacco farm workers globally (WHO, 1999 World Bank).

"Health problems due to transdermal nicotine absorption are frequent among tobacco harvesters. They include severe nausea and vomiting, which can lead to dehydration and heat illness in summer work environments. GTS is particularly hazardous for migrant and Hispanic tobacco farm workers. Not that long ago Mexican farm workers were hospitalized in Kentucky for GTS. 'Non-smoking tobacco harvesters show similar cotinine and nicotine levels compared to active smokers in the general population.' (Schmidt, *Journal of Public Health*, 15:4, 2007).

" 'Many farm workers believe they will be fired and lose their income if they get sick or work too slowly. Green tobacco sickness is an environmental justice issue, part of the growing concern that poor, minority and medically underserved populations bear a disproportionate share of environmental and occupational health risks' Sara A. Quandt, Ph.D., *Science Daily*, 02.24.00, Quandt argues that poor enforcement of existing field sanitation and housing regulations increase the health threat of GTS for farm workers.

" 'Conditions are shamefully bad for most farm workers,' says Virginia Nesmith, of the National Farmworkers Ministry. Even though tobacco companies might not have direct control, she concludes: 'they have the power to make a major difference for thousands of workers.'

"RESOLVED shareholders request Reynolds American Tobacco International Board of Directors to commit itself to create procedures to implement the internationally agreed-upon core human rights conventions in the countries in which it operates and to find ways to ensure that its suppliers are enforcing these as well."

The proponents have submitted the following statement in support of this proposal:

"This resolution's sponsors believe the Company cannot dismiss the above problem simply by saying its suppliers report they are complying with codes covering farm workers' basic rights. There must be independent verification -- as many other companies have discovered -- vis-à-vis all its suppliers. Because farm workers continue to make this Company healthy; this Company has the obligation to ensure their health. Please support this proposal to ensure our profits and dividends are not being realized by exploiting 'the least' of our brothers and sisters."

Exhibit E

The 2008 Proposal

See Attached.

"Create Human Rights Protocols for the Company and Its Suppliers

"Whereas, global corporations and/or corporations having global sourcing for their products have a responsibility to ensure their 'supply chain' is uncorrupted by practices that deny basic human rights for the workers.

"Increasingly, corporations have learned their reputational risk is at stake when their suppliers become publicized as undermining workers' basic human rights.

"While RAI does not directly hire farmworkers, it does have contracts with those who hire them, thus supplying products for its tobacco production. When such farmers are not organized they can be denied basic human rights.

"A key problem of workers harvesting tobacco for Reynolds American, whether in the U.S.A. or abroad, involves their possibility of contracting acute nicotine poisoning, Green Tobacco Sickness (GTS). This is caused by the skin's absorption of nicotine from touching green tobacco plants. A 2005 study called this a 'unique hazard' (McKnight and Spiller, Green Tobacco Sickness in Children and Adolescents, *Public Health Rep.* 2005; 120.6).

" 'Health problems due to transdermal nicotine absorption are frequent among tobacco harvesters.... The toxicity to the cardiovascular system and carcinogenicity of chronic dermal nicotine exposure are likely to exist as non-smoking tobacco harvesters show similar cotinine and nicotine levels compared to active smokers in the general population.' (Schmitt et. al, Health Risks in Tobacco Farmers — a Review of the Literature, *Journal of Public Health,* 15:4, August 2007).

"GTS threatens 33 million+ tobacco farm workers globally (World Health Organization, 1999 World Bank).

"Sara A. Quandt, Ph.D. noted in *Science Daily,* 2/24/2000, 'Many farm workers believe they will be fired and lose their income if they get sick or work too slowly. Green tobacco sickness is an environmental justice issue, part of the growing concern that poor, minority and medically underserved populations bear a disproportionate share of environmental and occupational health risks.'

"GTS is a particular hazard for migrant and Hispanic tobacco farmworkers. For instance Mexican farmworkers were recently hospitalized in Kentucky for GTS.

" 'Conditions are shamefully bad for most farmworkers,' said Virginia Nesmith, of the National Farmworkers' Ministry. 'This company has the power to make a difference for thousands of workers.'

"RESOLVED shareholders request the Board of Directors of Reynolds American Tobacco International, to commit itself to create procedures for the implementation of the internationally agreed core human rights conventions in the countries in which it operates and to find ways to ensure that its suppliers are in compliance with these as well."

The proponents have submitted the following statement in support of this proposal:

"This resolution's sponsors believe the creation of a 'basic human rights' protocol that will be used by RAI and in its contracts with all its suppliers is key to be recognized as a good corporate citizen. We believe this is critical if the rights of farmworkers and others who are essential actors contributing to this Company's production of tobacco products are ensured such things as a healthy and safe working conditions, a basic right to organize, adequate health care and other elements enshrined in the Universal Declaration of Human Rights and the various international covenants."

Exhibit F

The Company's Current Report on Form 8-K
Report of Shareholder Voting Results for 2011 Annual Meeting of Shareholders

See Attached.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported) May 6, 2011

Reynolds American Inc.

(Exact Name of Registrant as Specified in its Charter)

North Carolina	1-32258	20-0546644
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

401 North Main Street,
Winston-Salem, NC 27101
(Address of Principal Executive Offices) (Zip Code)

Registrant's telephone number, including area code: **336-741-2000**

Not Applicable
(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

ITEM 5.07 Submission of Matters to a Vote of Security Holders.

The annual meeting of shareholders of Reynolds American Inc., referred to as RAI, was held on May 6, 2011, in Winston-Salem, North Carolina. At that meeting, RAI's shareholders considered and acted upon the following proposals:

Item 1: Election of Directors.

(a) By the vote reflected below, RAI's shareholders elected the following three individuals as Class I directors:

	For	Withheld	Broker Non-Votes
Luc Jobin	423,566,659	4,035,641	44,428,758
Nana Mensah	422,849,917	4,752,383	44,428,758
John J. Zillmer	423,098,366	4,503,934	44,428,758

(b) By the vote reflected below, RAI's shareholders elected the following individual as a Class II director:

	For	Withheld	Broker Non-Votes
John P. Daly	425,067,566	2,534,734	44,428,758

(c) By the vote reflected below, RAI's shareholders elected the following individual as a Class III director:

	For	Withheld	Broker Non-Votes
Daniel M. Delen	425,686,914	1,915,386	44,428,758

Item 2: Advisory Vote on the Compensation of Named Executive Officers.

By the vote reflected below, RAI's shareholders approved, on an advisory basis, the compensation of RAI's named executive officers:

For	Against	Abstentions	Broker Non-Votes
394,683,777	32,377,680	540,843	44,428,758

Item 3: Advisory Vote Regarding Frequency of Future Advisory Votes on the Compensation of Named Executive Officers.

By the vote reflected below, RAI's shareholders recommended, on an advisory basis, that RAI conduct future advisory votes on the compensation of RAI's named executive officers on an annual basis:

1 Year	2 Years	3 Years	Abstentions	Broker Non-Votes
399,390,124	1,146,090	26,670,769	395,317	44,428,758

After consideration of the recommendation of RAI's shareholders, RAI's Board of Directors has determined that RAI will hold future advisory votes on the compensation of RAI's named executive officers on an annual basis until the next advisory vote regarding frequency.

Item 4: Amendment to the Articles of Incorporation.

By the vote reflected below, RAI's shareholders approved the amendment to RAI's Amended and Restated Articles of Incorporation increasing the number of authorized shares of RAI common stock from 800,000,000 to 1,600,000,000:

For	Against	Abstentions
422,693,016	48,514,670	823,372

Item 5: Ratification of the Appointment of KPMG LLP as Independent Auditors.

By the vote reflected below, RAI's shareholders ratified the appointment of KPMG LLP as RAI's independent auditors for fiscal year 2011:

For	Against	Abstentions
469,734,683	1,957,927	338,448

Item 6: Shareholder Proposal on Elimination of Classified Board.

By the vote reflected below, RAI's shareholders defeated the shareholder proposal on Elimination of Classified Board:

For	Against	Abstentions	Broker Non-Votes
146,687,660	280,369,338	545,302	44,428,758

Item 7: Shareholder Proposal on Eliminating Tobacco Flavoring.

By the vote reflected below, RAI's shareholders defeated the shareholder proposal on Eliminating Tobacco Flavoring:

For	Against	Abstentions	Broker Non-Votes
3,033,658	397,437,548	27,131,094	44,428,758

Item 8: Shareholder Proposal on Human Rights Protocols for the Company and its Suppliers.

By the vote reflected below, RAI's shareholders defeated the shareholder proposal on Human Rights Protocols for the Company and its Suppliers:

For	Against	Abstentions	Broker Non-Votes
39,359,637	361,299,871	26,942,792	44,428,758

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

REYNOLDS AMERICAN INC.

By: /s/ McDara P. Folan, III
Name: McDara P. Folan, III
Title: Senior Vice President,
Deputy General Counsel and Secretary

Date: May 10, 2011